                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------

                                 SCHEDULE 14D-1

                                AMENDMENT NO. 3

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                              MAGMA COPPER COMPANY
                           (NAME OF SUBJECT COMPANY)

                                  BHP SUB INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                            BHP HOLDINGS (USA) INC.
                      AN INDIRECT WHOLLY OWNED SUBSIDIARY
                                       OF
                  THE BROKEN HILL PROPRIETARY COMPANY LIMITED
                                   (BIDDERS)
                         COMMON STOCK, $0.01 PAR VALUE
            5 5/8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D
                                $0.01 PAR VALUE
              6% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES E
                                $0.01 PAR VALUE

                                  559177 20 9
                                -----------------------
                         (CUSIP NUMBER OF COMMON STOCK)

                                  559117 30 8
                           ------------------------
                   (CUSIP NUMBER OF SERIES D PREFERRED STOCK)

                                 559 117 40 7
                               --------------------------
                   (CUSIP NUMBER OF SERIES E PREFERRED STOCK)

                           T. ROGNALD DANKMEYER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  BHP MINERALS
                             550 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA  94104
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                              JOSEPH HANDROS, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 715-1125
                            -----------------------
                               PAGE 1 OF 4 PAGES
                     THE EXHIBIT INDEX IS LOCATED ON PAGE 4

      This Statement constitutes Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1, dated December 5, 1995, filed by BHP Sub Inc., a Delaware corporation ("Purchaser"), which is an indirect wholly owned subsidiary of BHP Holdings (USA) Inc., a Delaware corporation, which in turn is an indirect wholly owned subsidiary of The Broken Hill Proprietary Company Limited, a Victoria, Australia corporation, relating to Purchaser's offer to purchase (1) all outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), (2) all outstanding shares of 5 5/8% Cumulative Convertible Preferred Stock, Series D, par value $0.01 per share (the "Series D Preferred Shares") and
(3) all outstanding shares of 6% Cumulative Convertible Preferred Stock, Series E, par value $0.01 per share (the "Series E Preferred Shares"), of Magma Copper Company, a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 1995, and in the related Letter of Transmittal.

      Unless otherwise indicated, capitalized terms contained herein have the same meanings as set forth in the Offer to Purchase.

      1.    Item 10 is hereby amended to add the following to paragraphs (g) and
(h) thereof:

Item 10.  Additional Information
          ----------------------

                                     * * *

(g) The Offer expired in accordance with its terms at 12:00 midnight on January 4, 1995. On January 5th, Purchaser announced that it would accept for payment all shares that were validly tendered pursuant to the Offer. As of January 8, 1996 Purchaser has accepted for payment Shares representing approximately 97% of the Shares on a fully diluted basis assuming conversion of all Preferred Shares .

(h) On Friday, January 5, 1996, BHP issued a press release, a copy of which is annexed hereto as Exhibit (g)(2) and incorporated herein by reference.

(i) On Tuesday, January 9, 1996, BHP issued a press release, a copy of which is annexed hereto as Exhibit (g)(3) and incorporated herein by reference

Item 11.  Material to be Filed as Exhibits
          --------------------------------

(g)(2)  Form of Press Release, issued January 5, 1996.

(g)(3)  Form of Press Release, issued January 9, 1996.

                                   SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 1996

                                     BHP SUB INC.


                                     By:/s/ T. Rognald Dankmeyer
                                        --------------------------------
                                        Name:  T. Rognald Dankmeyer
                                        Title: Vice President


                                     BHP HOLDINGS (USA) INC.


                                     By:/s/ T. Rognald Dankmeyer
                                        --------------------------------
                                        Name:  T. Rognald Dankmeyer
                                        Title: Vice President


                                     THE BROKEN HILL PROPRIETARY
                                     COMPANY LIMITED


                                     By:/s/ T. Rognald Dankmeyer
                                        --------------------------------
                                        Name:  T. Rognald Dankmeyer
                                               Attorney-in-Fact

                                 EXHIBIT INDEX




EXHIBIT                  DESCRIPTION                   PAGE NO.
-------     ---------------------------------------    --------

g(2)        Form of Press Release, issued
            January 5, 1996

g(3)        Form of Press Release, issued
            January 9, 1996